EXHIBIT 1.2

AGREEMENT

Dated as of September 17, 2019

By and Between

POLAR MULTI-STRATEGY MASTER FUND

and

PRESIDIO PROPERTY TRUST, INC.

Table of Contents

Page

Section 1.	Definitions2
Section 2.	POLAR Consent Rights6
Section 3.	Transfer Restrictions10
Section 4.	Board of Directors Observer Right11
Section 5.	Indemnification for Transfer Taxes11
Section 6.	Information and Inspection Rights11
Section 7.	Remedies; Indemnity13
Section 8.	Recourse Guaranty15
Section 9.	Covenants17
Section 10.	Right to Conduct Activities17
Section 11.	Notices17
Section 12.	Termination18
Section 13.	Governing Law, Jurisdiction; Waiver of Jury Trial; Severability; Equitable Remedies18
Section 14.	Entire Agreement; Amendment and Waiver20
Section 15.	Successors and Assigns; No Third Party Beneficiaries.20
Section 16.	Confidentiality20
Section 17.	Headings21
Section 18.	Counterparts21

AGREEMENT

AGREEMENT, dated as of September 17, 2019 (this “Agreement”), by and between PRESIDIO PROPERTY TRUST, INC., a Maryland corporation (the “Company”), and POLAR MULTI-STRATEGY MASTER FUND, a Cayman Islands exempted company (and/or its successors and permitted assigns, collectively “POLAR”).

W I T N E S S E T H:

WHEREAS, in connection with the transactions contemplated by the Promissory Note, dated as of the date hereof (the “Note”), by and between the Company and POLAR, POLAR is lending $14,000,000 to the Company (the “Loan”);

WHEREAS, the Company is the direct owner of 100% of the properties described on Exhibit A attached hereto, and is the general partner or owner of 100% of the equity interests of each of the entities more particularly set forth on Exhibit B attached hereto, which such Subsidiaries own all or, via a joint venture with unaffiliated third parties (“JVs”; and any agreements with such JVs with respect to the applicable property or properties, “JV Agreements”), a portion of each of the properties described on Exhibit B attached hereto (together with the properties described on Exhibit A and any additional properties to be acquired pursuant to the terms and conditions of the Note, the “Properties”, and each, a “Property”); and

WHEREAS, all direct and indirect Subsidiaries of the Company have no assets or liabilities other than its direct or indirect ownership of the Properties, the existing mortgage loans secured by the Properties (each, a “Mortgage Loan” and collectively, the “Mortgage Loans”) described on Exhibit C attached hereto, nonmaterial debt incurred in the ordinary course and, in the case of each Property owner only, trade payables in the ordinary course.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, the parties hereto agree as follows:

Definitions

.  For purposes of this Agreement, the following terms have the indicated meanings:

“Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Board of Directors” means the board of directors of the Company.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company” is defined in the preamble to this Agreement.

“Confidential Information” means any confidential or non-public information with regard to the Company disclosed or communicated by the Company, its equityholders or any of their respective Affiliates on or after the date hereof, whether oral or written, and regardless of the manner or form in which it is furnished and, including, for the avoidance of doubt, the existence and the terms of this Agreement, in each case for so long as such information remains confidential and non-public.

“Event of Default” means the occurrence of any of the following events:

(i)

The Company fails to make and pay when due and payable, any amounts owing to POLAR (whether pursuant to any of the Loan Documents or otherwise), fees or any other amounts (including any such amounts which accrue following the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding);

(ii)

Any representation, warranty or certification made in any of the Loan Documents or in any certificate delivered pursuant to the terms of any Loan Document, proves to be untrue in any material respect (except that such materiality qualifier shall not be applicable to any representations, warranties and certifications that already are qualified or modified by materiality in the text thereof) as of the date of issuance or making or-remaking or deemed making or re-making thereof;

(iii)	The Company or any of its Subsidiaries fails to comply in any respects with its obligations under Section 2(b) of this Agreement with respect to Major Decisions;
(iv)	The Company or any of its Subsidiaries fails to comply with or satisfy the covenants set forth in Section 9 of this Agreement;
(v)	The Company or any of its Subsidiaries fails to comply in all respects with its obligations under Section 3(a) of this Agreement;
(vi)

The Company or any of its Subsidiaries fails to perform any other covenant or other agreement contained in any of the Loan Documents, and, if such failure is curable, such failure continues for a period of fifteen (15) days after the earlier of (A) the date on which such failure shall first become known to or should have been known by any officer of the Company or any of its Subsidiaries or (B) the date on which written notice thereof is given to the Company by POLAR; for the avoidance of doubt, any failure of the Company to comply with its obligations under Section 2(b), Section 3(a) or Section 9 of this Agreement shall be deemed to be failures which are not curable;

(vii)

Other than with respect to the default specified in the letter dated August 2, 2019 from PFP III SUB II, LLC to the Company with respect to the Company’s Series B Preferred Stock, a default or an event of default under and as defined in any Mortgage Loan

Document, or any other similar occurrence which, in any such case, results in the acceleration of all principal and interest due on the applicable Mortgage Loan;
(ix)

The Company or any of its Subsidiaries shall fail to use proceeds from the Loan by POLAR to redeem 100% of the Company’s outstanding Series B Preferred Stock (as such term is defined in the Note) within two (2) business days after the later of (a) execution of the Note, or (b) receipt of such Loan proceeds;

(x)	An Insolvency Proceeding is commenced by the Company or any of its Subsidiaries;
(xi)

An Insolvency Proceeding is commenced against the Company or any of its Subsidiaries and any of the following events occur:  (A) the Company or such Subsidiary consents to the institution of such Insolvency Proceeding against it, (B) the petition commencing the Insolvency Proceeding is not timely controverted, (C) the petition commencing the Insolvency Proceeding is not dismissed within sixty (60) calendar days of the date of the filing thereof, (D) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of, such Company or any of its Subsidiaries or (E) an order for relief shall have been issued or entered therein;

(xii)

The Company or any of its Subsidiaries is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of the business affairs of the Company and its Subsidiaries, taken as a whole; or

(xiii)

The validity or enforceability of any of the Loan Documents shall at any time for any reason be declared to be null and void by a court of competent jurisdiction, or a proceeding shall be commenced by the Company or any of its Subsidiaries or by any governmental authority having jurisdiction over the Company or any of its Subsidiaries, seeking to establish the invalidity or unenforceability thereof, or the Company or any of its Subsidiaries shall deny that it has any liability or obligation purported to be created under any such Loan Document.

“Fair Market Value” means, as of any particular date with respect to any particular Property, the fair market value of such Property as determined jointly by the Company and POLAR; provided however, that if the Company and POLAR are unable to agree on the fair market value of such Property in a reasonable period of time, such fair market value shall be determined by a nationally recognized valuation firm jointly selected by the Company and POLAR, provided, further, however, that for purposes of determining compliance with Section 9(a) hereof, such nationally recognized valuation firm shall be selected solely by POLAR in its reasonable discretion.  The determination of such firm shall be final and conclusive, and the reasonable fees and expenses of such valuation firm shall be borne by the Company.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, receiverships, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Loan Documents” means, collectively, this Agreement and the Note.

“ITV Ratio” shall mean a fraction, (i) the numerator of which is the sum of (x) the then principal balance of the Note, plus (y) the aggregate amount of outstanding principal due and payable under the Mortgage Loans for all of the Properties (in the case of Mortgage Loans in respect of JVs, the pro rata portion of such aggregate amount based upon the portion of such JV owned by the Company and/or any of its Subsidiaries), and (ii) the denominator of which is the aggregate Fair Market Value of all of the Properties (in the case of Properties in respect of JVs, the pro rata portion of such Fair Market Value of such Property based upon the portion of such JV owned by the Company and/or any of its Subsidiaries).

“Lease” means any leases heretofore or hereafter entered into affecting the use, enjoyment or occupancy of, or the conduct of any activity upon or in, any Property.

“Major Contract” means (i) any management, brokerage or leasing agreement (other than a Property Management Agreement) or (ii) any cleaning, maintenance, service or other contract or agreement of any kind (other than Leases) of a material nature (materiality for these purposes to include, without limitation, contracts which extend beyond one year (unless cancelable on thirty (30) days or less notice without requiring the payment of termination fees or payments of any kind)), in either case relating to the ownership, leasing, management, use, operation, maintenance, repair or restoration of a Property, whether written or oral; provided, however, that contracts and agreements that require payments or include obligations of less than $100,000 per year shall be excluded from the definition of Material Contract.

“Material Lease” means all Leases which (A) individually or in the aggregate with respect to the same tenant and its Affiliates (i) cover more than five percent (5%) of the rentable square footage of any Property, (B) provide the tenant thereunder with an option or other preferential right to purchase all or any portion of a Property, or (C) are entered into with a tenant who is an Affiliate of the Company or any of its Subsidiaries.

“Model Home Subsidiaries” means Dubose Model Home Investors #202 LP, Dubose Model Home Investors #203 LP, Dubose Model Home Investors #204 LP, Dubose Model Home Investors #205 LP, NetREIT Dubose Model Home REIT, Inc., NetREIT Dubose Model Home REIT, LP, NetREIT Model Homes, Inc., Dubose Advisors, LLC, NetREIT Advisors, LLC, and any other similar Borrower subsidiaries and related entities primarily formed for the purpose of purchasing, leasing, selling, managing and/or investing in single-family model home properties.

“Note” is defined in the recitals to this Agreement.

“Permitted Short Term Borrowings” shall mean borrowings under a debt or similar facility in an amount not to exceed $15,000,000 in the aggregate and otherwise subject to market terms and conditions, such debt or similar facility to be used solely for the acquisition of additional properties in accordance with the provisions of the Loan Documents and the Mortgage Loans, such debt or similar facility to be replaced within ninety (90) days of the closing of the acquisition transaction with respect to the applicable property or properties, subject to compliance with the ITV Ratio covenant set forth in Section 9(a).

“Person” means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“POLAR” is defined in the preamble to this Agreement.

“Property Management Agreement” means a property management agreement between Company or any of its Subsidiaries and a Property Manager, pursuant to which such Property Manager is to manage any Property.

“Property Manager” means the property manager under the Property Management Agreement and any successor thereto acceptable to POLAR, in its reasonable discretion, under and pursuant to the applicable Property Management Agreement.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“Subsidiary” means, with respect to any Person, any other Person of which more than fifty percent (50%) of the outstanding capital stock or other ownership interests having ordinary voting power to elect a majority of board of directors or comparable managers of such other Person is at the time owned by or the management is otherwise controlled by such Person (irrespective of whether, at such time, capital stock or other ownership interests of any other class of such other Person shall have or might have voting power by reason of the happening of any contingency).  In addition, in the case of the Company, Subsidiary shall also include each JV.  Unless otherwise qualified, references to “Subsidiary” or “Subsidiaries” herein shall refer to those of the Company.

“Transfer” means a transfer, sale, assignment, pledge, hypothecation or other disposition (including, without limitation, by operation of law), whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right.

Capitalized terms used and not defined herein shall have the meanings as defined in the Note.

POLAR Consent Rights

.

(a)General.  POLAR shall be entitled to the consent rights and other rights and remedies in this Agreement.  Except as set forth in Section 2(b) below, and subject to POLAR’s rights and remedies set forth under any of the Loan Documents and the requirements of any other organizational documents of the Company, the management of the Company will be responsible for the day-to-day operations of the Company and the Properties.

(b)Major Decisions.  Subject to any limitations on the rights of the Company under any JV Agreements and, with respect to clauses (x) and (xi) below, the Mortgage Loan Documents, the Company hereby covenants and agrees that for so long as the Loan remains outstanding, the Company shall not take, and shall cause its Affiliates and Subsidiaries not to take, any of the following actions (any such action, a “Major Decision”) without obtaining the prior written consent from POLAR, such consent not to be unreasonably withheld, conditioned or delayed (except that, with respect to each of (a) clauses (vi) and (vii), in the event that POLAR reasonably determines that the taking of any such actions set forth in such clauses could cause the ITV Ratio covenant set forth in Section 9(a) to fail to be satisfied, and (b) clauses (xviii) and (xxvi) below, POLAR may, in its sole and absolute discretion, withhold its consent to the taking of such actions):

(i)waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), for which the monetary damages being sought is in excess of $250,000 individually or in the aggregate;

(ii)approve the Annual Budget (as defined in Section 6(b)(iii) hereof) for any Property or Properties and the Company;

(iii)(x) commence an Insolvency Proceeding involving the Company or any of its Subsidiaries; (y) propose a written agreement of composition or extension of the debts of the Company or any of its Subsidiaries; or (z) make a general assignment for the benefit of the creditors of the Company and/or any of its Subsidiaries, or the filing or any other action in furtherance of an Insolvency Proceeding of the Company or any of its Subsidiaries;

(iv)except with respect to the Model Home Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the Company or any of its Subsidiaries;

(v)enter into any transaction for the purchase or acquisition of any additional Property or Properties, or acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof;

(vi)enter into any transaction involving the sale, conveyance, alienation, encumbrance, mortgage, pledge or other disposition of all or any portion  of (x) any commercial Property (or any portion thereof or interest therein) or (y) any model home pursuant to an agreement that is not on arms’-length terms or which provides for non-market terms or conditions (e.g., the payment of a purchase price that is below the Fair Market Value of the applicable Property or bulk sales of any Property or Properties);

(vii)enter into any financing or refinancing transaction involving any

Property or Properties and the terms of any such financing or refinancing (including any mezzanine financing secured by a direct or indirect interest in the owner of a Property) that (x) would violate the aggregate ITV Ratio covenant set forth in Section 9(a) of this Agreement with respect to either the individual Property or the Company and its Subsidiaries, taken as a whole, (y) would violate the provisions of any of the Mortgage Loans or any agreements, instruments or similar documents in respect of such Mortgage Loans (collectively, the “Mortgage Loan Documents”) or (z) that contains any non-market terms and conditions;

(viii)make or incur any capital expenditures or other discretionary expenditures that are not included in the Annual Budget or are in excess of ten percent (10%) of the budgeted amount in the Annual Budget for such expenditures, provided that the deviation from the budgeted amount is in excess of $100,000 for such expenditures, other than expenditures which are made by the Company or any of its Subsidiaries in respect of matters involving safety concerns or emergency maintenance or repairs with respect to a Property;

(ix)enter into any material amendment, modification, waiver or termination of any of the Mortgage Loans or the terms thereof that could reasonably be expected to have an adverse effect (economic or otherwise) on any of the Properties, POLAR, the Note or the Company’s (or any applicable Subsidiary’s or Subsidiaries’) investment in any of the Properties;

(x)enter into, modify or terminate, or waive any material rights or release any material claims or grant any consents or approvals under, a Property Management Agreement;

(xi)the selection or replacement of a Property Manager;

(xii)enter into, modify or terminate, or waive any material rights or release any material claims or grant any consents or approvals under, a Major Contract;

(xiii)enter into any transaction with any Subsidiary of the Company or any Affiliate of the Company or an Affiliate any of its Subsidiaries or the payment by the Company of any fee to any Affiliate of the Company or any of its Subsidiaries except pursuant to a written property management, asset management or leasing agreement or other contract approved in writing by POLAR;

(xiv)enter into any new, or amend or modify any Material Lease (except to the extent in accordance with leasing parameters which have been previously approved by POLAR with respect to the applicable Property or Properties);

(xv)except for issuances of Common Stock or securities convertible into or exchangeable for Common Stock which would rank lower in priority of payment than the Note, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of shares of its capital stock or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of its capital stock or other securities or equity interests, including any securities convertible into or exchangeable for any of its capital stock;

(xvi)except with respect to issuances of equity that is fully subordinated to the equity interests held by the Company and its Subsidiaries, admit any new member or substitute any new member into any JV Agreement or redeem or repurchase any member’s interest in any JV, except for any mandatory redemptions as may be required pursuant to an applicable JV Agreement;

(xvii)enter into any merger, consolidation, recapitalization or other business combination to which the Company or any of its Subsidiaries is a party, or effectuate a sale of all or substantially all of its assets;

(xviii)amend, waive or otherwise modify, in any respect, any of its organizational documents;

(xix)take any action that would constitute a default under, or which would involve a breach or violation of the terms under, any Mortgage Loans or any Mortgage Loan Documents;

(xx)except to the extent permitted pursuant to Section 9(b) hereof, the Note and any applicable Mortgage Loan Documents, incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise);

(xxi)take any action in respect of the enforcement of the Company’s or any Subsidiary’s rights under any of the Mortgage Loans or any of the Mortgage Loan Documents (other than requesting and receiving loan advances or disbursements in accordance with the terms of the Mortgage Loan Documents);

(xxii)settle, adjust or compromise any insurance claim or condemnation action relating to any Property with respect to any amount that is in excess of four percent (4%) of the Fair Market Value of such Property or which settlement, adjustment or compromise would require the consent of any lender under the applicable Mortgage Loan;

(xxiii)change the size of the Board of Directors;

(xxiv)remove or replace any of the Company’s officers or other senior management personnel;

(xxv)directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its capital equity or other securities or equity interests, or declare or pay any dividend or other distribution to equityholders of the Company or any of its Subsidiaries except to the extent required pursuant to any of the Loan Documents, any applicable organizational documents of the Company and its Subsidiaries, or the Code as a condition to REIT status; provided, however, that the Company and/or its Subsidiaries may (x) make redemptions of equity interests held by third parties (i.e., excluding redemptions from Affiliates, officers, managers or directors) in its reasonable discretion which involve an aggregate amount that is less than $100,000 per annum, and (y) declare and pay dividends to equityholders of the Company and its Subsidiaries which are consistent with the Company’s past practice (i.e., the Company may not increase the amounts of its dividend distributions), including as to the portion of such dividends that constitute cash (i.e., the Company may not increase the cash portion of its dividend distributions);

(xxvi)amend or modify any provision of any of the Loan Documents;

(xxvii)make or rescind any material election relating to income taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to income taxes, file any amended tax return or claim for refund, or make any material change in its accounting or tax policies or procedures, in each case except as required by applicable law or in compliance with GAAP;

(xxviii) make any change in accounting methods, principles or practices, except as required by applicable law or in compliance with GAAP;

(xxix)engage any accountants to work on behalf of the Company, other than Squar, Milner, Peterson, Miranda & Williamson, LLP; or

(xxx) authorize or agree to take any of the foregoing actions.

(c)For clarity, in the event that the consent right of POLAR with respect to Major Decisions under Section 2(b) above is limited as a result of any provision set forth in a JV Agreement or, with respect to clauses 2(b)(x) and (xi) above, a Mortgage Loan Document, the rights of POLAR under such section shall be interpreted and enforced so as to give the greatest effect to POLAR’s rights, and such rights shall be limited only to the extent necessary to give effect to the rights of the applicable JV partner.

Transfer Restrictions

.

(a)Except with respect to the Model Home Subsidiaries, neither the Company nor any of its Subsidiaries shall Transfer, directly or indirectly, any equity interests that it owns in any Person that holds any interests in Properties, including any JV.  In furtherance of the foregoing, neither the Company nor any of its Subsidiaries shall, without the prior written consent of POLAR, (i) except for issuances of Common Stock or securities convertible into or exchangeable for Common Stock which would rank lower in priority of payment than the Note, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of shares of its capital stock or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of its capital stock or other securities or equity interests, including any securities convertible into or exchangeable for any of its capital stock; (ii) declare or pay any dividend or other distribution to equityholders of the Company or any of its Subsidiaries except to the extent permitted pursuant to any of the Loan Documents; or (iii) enter into any agreement or arrangement with, or grant rights to (whether pursuant to any agreement or otherwise), any Person which would provide such Person with the right to exercise control over, approve of or consent to, any action which would constitute a Major Decision pursuant to the provisions of this Agreement; provided, however, that the Company and/or its Subsidiaries may (x) make redemptions of equity interests held by third parties (i.e., excluding redemptions from Affiliates, officers, managers or directors) in its reasonable discretion which involve an aggregate amount that is less than $100,000 per annum, and (y) declare and pay dividends to equityholders of the Company and its Subsidiaries which are consistent with the Company’s past practice (i.e., the Company may not increase the amounts of its dividend distributions), including as to the portion of such dividends that constitute cash (i.e., the Company may not increase the cash portion of its dividend distributions).

Board of Directors Observer Right

.  For so long as  the Note remains outstanding, the Company shall invite a representative of POLAR, who may be any individual identified by POLAR from time-to-time, to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that such representative shall agree to hold in confidence all information so provided.

Indemnification for Transfer Taxes

.

(a)All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with any of the Loan Documents or in connection with the issuance of the Note to POLAR (or any reduction in principal thereof or any default thereunder) shall be borne by and paid by the Company when due, and the Company shall, at its own expense, file all necessary tax returns and other documentation with respect to all such taxes and fees.

(b)The Company will indemnify and hold POLAR harmless against any claims for taxes and fees (including any penalties and interest) the payment of which is the responsibility of the Company pursuant to Section 5(a) above (but not for any other taxes unless indemnified pursuant to Section 7(g) below).

Information and Inspection Rights

.

(a)For so long as the Note remains outstanding, the Company, at the Company’s sole cost and expense, shall furnish or cause to be promptly (but in any event within ten (10) business days of filing) furnished to POLAR all documents which it publicly files, together with such documents and information as it provides to the lenders under the Mortgage Loans, such documents and information to be provided in such manner and in accordance with the delivery times as are set forth in the Mortgage Loan Documents.

(b)For so long as the Note remains outstanding, the Company, at the Company’s sole cost and expense, shall furnish or cause to be furnished to POLAR such financial information regarding the Company and its Subsidiaries as POLAR may reasonably request from time to time, including, without limitation:

(i)as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company (A) an audited balance sheet as of the end of such year, (B) audited statements of income and of cash flows for such year, and a comparison between (x) the actual amounts as of and for such fiscal year and (y) the comparable amounts for the prior year and as included in the Annual Budget for such year, an explanation of any variances from the Annual Budget of more than five percent (5%) in the aggregate from the amount set forth therein, together with a schedule as to the sources and applications of funds for such year, (C) an audited statement of stockholders’ equity as of the end of such year, all such audited financial statements prepared and certified by independent public accountants of regionally recognized standing selected by the Board of Directors, and (D) all information necessary for the preparation of POLAR’s federal, state and other income tax returns, including the federal, state and other income tax returns of the Company and its Subsidiaries;

(ii)as soon as practicable, but in any event within fifteen (15) days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders’ equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (A) be subject to normal year-end audit adjustments; and (B) not contain all notes thereto that may be required in accordance with GAAP);

(iii)as soon as practicable, but in any event not later than thirty (30) days before the end of each fiscal year, a proposed budget for the next fiscal year, prepared both on a Property-by-Property basis and for the Company as a whole (collectively, the “Annual Budget”), such proposed Annual Budget having been approved by the Board of Directors and subject to the approval of POLAR as a Major Decision pursuant to the provisions of Section 2.2;

(iv)with respect to the financial statements called for in Section 6(b)(i) and Section 6(b)(ii), a certificate executed by the chief financial officer and chief executive officer of the Company certifying that such financial statements were prepared in accordance with GAAP consistently applied with prior practice for earlier periods (except as otherwise set forth in Section 6(b)(ii)) and fairly present in all material respects the financial condition of the Company and its results of operation for the periods specified therein; and

(c)All financial statements delivered by the Company pursuant to Section 6(a) and 6(b) above shall be consolidated and consolidating financial statements of the Company and all of its Subsidiaries.

(d)In addition, for so long as the Note remains outstanding, the Company shall promptly (but in any event within ten (10) business days of filing in the case of clause (i) below, or delivery in the case of clause (ii) below) furnish to POLAR copies of (i) all amendments to the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational document (including any certificate of designations) and (ii) all notices or correspondence sent or received by the Company or any of its Subsidiaries relating to any material matter or adverse claim affecting the Company or any of its Subsidiaries, including, without limitation, notices or correspondence relating to any defaults or events of default with respect to any Mortgage Loan, any claims, acts or proceedings brought by or against the Company or any of its Subsidiaries, any claims, acts or proceedings with respect to any Property, or any pending or threatened audits, hearings, investigations, litigations or other similar inquiries involving the Company, any Subsidiary or any Property.

(e)The Company shall permit POLAR, at POLAR’s expense and upon reasonable advance written request during normal business hours, to visit and inspect the Company’s properties, examine its books of account and records, and discuss the Company’s affairs, finances, and accounts with its officers.

Remedies; Indemnity

.

(a)Upon the occurrence of an Event of Default, subject to the rights of the Company’s partners under any JV Agreement or, in the case of clauses (i), (ii) and (iv) below, with lenders under the Mortgage Loan Documents or Property Managers, POLAR may, unilaterally take any of the following actions or cause the Company and/or its Subsidiaries to do so (and the Company will fully cooperate with same):

(i)replace any Property Managers and/or leasing agents with Persons as may be designated by POLAR;

(ii)terminate any contracts by and between the Company and/or any of its Subsidiaries on the one hand, and any Affiliate of the Company on the other, to the extent that any such contracts relate to the ownership, leasing, management, use, operation, maintenance, repair or restoration of a Property;

(iii)replace, or cause the replacement of, any managing member or general partner under any JV Agreement with Persons as may be designated by POLAR;

(iv)sell and dispose of any Property on such terms and conditions as POLAR shall approve in the exercise of its sole and absolute discretion, provided that if the consent or vote of any other class or series of Common Stock or preferred stock is required under the Maryland General Corporation Law, then such consent or vote shall be required and the Company shall use its best efforts to obtain such consent or vote;

(v)implement all Major Decisions without the consent of the Company, provided that if any shareholder consent or specific consent by the Board of Directors to such action is required under the Maryland General Corporation Law, then such consent shall be required;

(vi)refinance any of the Mortgage Loans on such terms and conditions as POLAR may determine in its sole discretion, including by entering into any amendments, supplements or modifications to the Mortgage Loan Documents as POLAR may determine in its sole discretion;

(vii)cure any default under any of the Mortgage Loans or any of the Mortgage Loan Documents; and

(viii)repay or prepay any amounts payable in respect of the Mortgage Loans or pursuant to the Mortgage Loan Documents.

(b)Additionally, immediately following the occurrence and during the continuation of an Event of Default, and without any further action on the part of the Company, the Board of Directors or any shareholder, POLAR shall be entitled to replace six (6) current members of the Board of Directors with directors designated at its sole discretion. POLAR shall be entitled to appoint such members at any time following the occurrence of an Event of Default, and shall also be entitled to remove and/or replace any of such six (6) designated members of the Board of Directors at any time without any further action on the part of the Company, the Board of Directors or any shareholder, with or without cause; provided, that any such directors appointed or replaced by POLAR, shall meet the qualifications of a member of the Board of Directors as set forth in the Company's organizational documents and committee charters, as well as federal law and administrative agency requirements.1

(c)The Company shall be obligated to provide any such POLAR designated members of the Board of Directors with the benefit of any insurance policies (including any director and officer liability insurance policies), indemnification arrangements, rights to reimbursement of expenses and other similar arrangements that it makes available to any other member of the Board of Directors, shall maintain such arrangements for so long as POLAR is entitled to designate members of the Board of Directors, and shall not amend, modify, cancel or terminate any such policies or arrangements without the prior written consent of POLAR.

(d)For clarity, in the event that the rights of POLAR under Section 7(a) above are limited as a result of any provision set forth in a JV Agreement, or, in the case of clauses (i), (ii) and (iv) of Section 7(a) and 7(b), with lenders under the Mortgage Loan Documents or Property Managers, the rights of POLAR under such section shall be interpreted and enforced so as to give the greatest effect to POLAR’s rights, and such rights shall be limited only to the extent necessary to give effect to the rights of the applicable JV partner, lender or Property Manager.

(e)The Company shall take, or cause to be taken, all reasonable actions, and do, or cause to be done, all things reasonably necessary, proper or advisable to provide POLAR with all power and authority as POLAR shall reasonably require in order to effectuate its rights and remedies as are set forth in this Section 7, including the execution and delivery to POLAR, and causing of its Subsidiaries to execute and deliver to POLAR, of all agreements, instruments and other documents, as POLAR may reasonably require in order to effectuate such rights and remedies, all such agreements, instruments and other documents to be in form and substance satisfactory to POLAR.  In furtherance of the foregoing, the Company shall make any and all such filings, endorsements and deliveries (including, without limitation, any deeds of trust, mortgages or other documents necessary for the conveyance or Transfer of any Properties), and cause its Subsidiaries to make such filings, endorsements and deliveries, as POLAR may reasonably require in order to effectuate its rights and remedies under this Section 7 with respect to Properties, such filings, endorsements and deliveries to be in form and substance satisfactory to POLAR.  In addition, the Company shall cooperate

[1]	NB: Please revise this provision to conform to director appointment requirements under constituent documents.

with, and cause its Subsidiaries to cooperate with, POLAR, in connection with any requests that POLAR may make of the Company and its Subsidiaries in furtherance of effectuating the rights and remedies set forth in this Section 7.

(f)In addition, in order to enable POLAR to effectuate its remedies under this Section 7, the Company, on behalf of itself and each of its Subsidiaries, hereby appoints POLAR as their lawful proxies and attorney-in-fact, with full power of substitution, to take those actions set forth in this Section 7 on behalf of the Company and its Subsidiaries.  POLAR may, subject to any limitations set forth in this Agreement, exercise the irrevocable proxy granted to it hereunder at any time there is an occurrence of an Event of Default.  The proxies and powers granted by the Company and its Subsidiaries pursuant to this Section 7(f) are coupled with an interest and are given to secure the performance of their obligations under this Agreement.  Such proxies and powers will be irrevocable for the term of this Agreement.

(g)The Company and its Subsidiaries shall indemnify, defend and hold harmless POLAR, its Subsidiaries and Affiliates, and their respective successors and assigns and their respective directors, managers, officers and employees (collectively, “POLAR Indemnified Parties” and each individually, an “POLAR Indemnified Party”) from and against any and all liabilities, claims, obligations, damages, losses, costs and expenses (including reasonable attorneys’ fees and costs reasonably incurred) sustained or incurred by any such Person in connection with, resulting from or relating to any demands, claims, suits, causes of action, assessments, proceedings, investigations or other similar actions of any kind or nature that may be brought against any POLAR Indemnified Party in respect of any of the Properties (including, without limitation, any actions in respect of environmental matters) or the conduct of the business of the Company and the Subsidiaries.

Recourse Guaranty

.

(a)Notwithstanding anything to the contrary contained in any Loan Document, for so long as the Note remains outstanding, the Company hereby agrees to indemnify, defend and hold harmless POLAR Indemnified Parties from and against, any and all liabilities, claims, obligations, damages, losses, costs and expenses suffered or incurred by POLAR Indemnified Party (including reasonable attorneys’ fees and costs reasonably incurred) to the extent arising out of or resulting directly or indirectly from any of the following (the “Company Recourse Indemnity Obligations”):

(i)fraud, willful misconduct, misrepresentation or failure to disclose a material fact by or on behalf of the Company, any of its Subsidiaries, or any of their respective agents or representatives in connection with obtaining any loan from POLAR to the Company;

(ii)the forfeiture by the Company or any of its Subsidiaries of any Property, or any portion thereof, because of the conduct or purported conduct of criminal activity by the Company, any of its Subsidiaries, or any of their respective agents or representatives in connection therewith;

(iii)physical waste of any Property or any portion thereof, or after an event of default under any of the Loan Documents or any Mortgage Loan Documents the removal or disposal of any portion of any applicable Property;

(iv)any proceeds of any casualty or condemnation paid to the Company or any of its Subsidiaries or any other sums or payments attributable to any Property and paid to the Company or any of its Subsidiaries and not applied in accordance with the provisions of the Mortgage Loan Documents or the Note (except to the extent that the Company and/or any applicable Subsidiaries did not have the legal right, because of a bankruptcy, receivership or similar judicial proceeding, to direct disbursement of such sums or payments);

(v)all revenue of any Property received or collected by or on behalf of the Company or any of its Subsidiaries and not applied to payment of obligations under the applicable Mortgage Loan Documents, to the payment of operating expenses and capital expenses of such Property in accordance with the provisions of the Loan Documents, or to make payments in accordance with the provisions of the Note (except to the extent that such application of such funds is prevented by bankruptcy, receivership, or similar judicial proceeding in which the Company and/or any applicable Subsidiaries is legally prevented from directing the disbursement of such sums);

(vi)misappropriation of tenant security deposits and rents collected in advance, or of funds held by the Company or any of its Subsidiaries for the benefit of another party, or misappropriation of any funds of the Company or any of its Subsidiaries;

(vii)the failure to pay real estate taxes and assessments relating to any Property, except to the extent funds to pay such amounts are available in any tax subaccount under the applicable Mortgage Loan Documents, if any, and the applicable lender thereunder failed to pay same;

(viii)failure to pay charges for labor or materials or other charges that result in a lien or liens on any portion of any Property;

(ix)the breach of any environmental representation, warranty, covenant or indemnification in any Loan Document or Mortgage Loan Document;

(x)any cost or expense incurred by POLAR in connection with the enforcement of its rights and remedies hereunder; or

(xi)any breach by the Company of Section 2(b) of this Agreement with respect to a Major Decision.

(b)Notwithstanding anything to the contrary contained in any Loan Document, in the event that an Event of Default shall have occurred and the Company shall have failed to cooperate with POLAR in accordance with the provisions of Section 7(a), which failure to cooperate remains uncured for a period of (5) days following delivery of notice by POLAR to the Company advising the Company of such failure, all amounts payable pursuant to the Loan Documents (including any amounts payable pursuant to the Note following a “Event of Default” as such term is defined therein) shall become immediately due and payable.

Covenants

.  For so long as the Note remains outstanding, the Company shall:

(a)Maintain an aggregate ITV Ratio as determined by POLAR in its reasonable discretion of less than 0.75.

(b)Not incur, create, assume, prepay or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than (i) indebtedness in respect of the Mortgage Loans, (ii) mortgage loans secured by to be acquired Properties which shall not contain any non-market terms or conditions, (iii) non material debt incurred in the ordinary course of business, consistent with past practice, (iv) in the case of each Property owner only, trade payables in the ordinary course, (v) debt incurred to refinance the Mortgage Loans as otherwise permitted under this Agreement and (vi) Permitted Short Term Borrowings.

Right to Conduct Activities

.  The Company acknowledges that POLAR (together with its Affiliates) is a professional investment fund, and as such invests in numerous portfolio companies, some of which may be deemed competitive with the Company’s and its Subsidiaries’ respective businesses (as currently conducted or as currently proposed to be conducted).  As such, the Company hereby agrees that, to the extent permitted under applicable law, POLAR and its Affiliates:  (i) may engage or invest in, independently or with others, any business activity of any type or description, including those that might be the same as or similar to the business of the Company and its Subsidiaries, and which from time to time compete, directly or indirectly, with the Company and its Subsidiaries and (ii) may in their sole discretion pursue such competing business without disclosure of such competition to the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries shall have any right in or to any such activities as POLAR or any of its Affiliates may take or to receive or share in any income or proceeds derived therefrom, and POLAR and its Affiliates shall not be liable to the Company or any of its Subsidiaries in respect of any such activities.  Notwithstanding the foregoing, the Company and its Subsidiaries do not renounce any right to be offered to participate in any business opportunity offered or presented to a director nominated by POLAR as a direct result of his or her capacity as a director, officer or employee of the Company or any of its Subsidiaries.   POLAR shall maintain reasonable policies and processes to mitigate the risk of the Company’s Confidential Information being used to the Company’s detriment in connection with any such activities.

Notices

.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and mailed (by first class registered or certified mail, postage prepaid, return receipt requested), sent by hand delivery, express overnight courier service or facsimile or email transmission, or delivered to the applicable party hereto at the address indicated on the signature pages hereof, or at such other address or to the attention of such other person as such party has specified in writing to the other parties hereto.  All such notices, requests, demands and other communications shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and two business days after deposit in the United States mail, registered or certified mail, return receipt requested, with proper postage paid, (b) upon receipt of transmission, when sent by telecopy, facsimile or email transmission and followed by overnight courier, (c) one business day after deposit with a reputable overnight courier with all charges prepaid, or (d) when delivered, if hand delivered by messenger.

Termination

.  This Agreement shall be effective as of the date hereof and shall terminate on the date on which the Note is irrevocably and indefeasibly paid in full. Notwithstanding the immediately preceding sentence, this Agreement shall not terminate, or shall be reinstated in full force and effect if it has previously terminated, at any time any payment previously made in respect of the Note is invalidated, declared to be a fraudulent transfer or preference, set aside or required to be repaid under the Bankruptcy Code or any other bankruptcy or insolvency law, other law or equitable principle.

Section 15.

Governing Law, Jurisdiction; Waiver of Jury Trial; Severability; Equitable Remedies

.

(a)Governing Law.  This Agreement and the rights and obligations of the parties hereunder and the persons subject hereto shall be governed by and construed and interpreted in accordance with the laws of the State of New York, without giving effect to its conflict of laws principles or rules that would require the application of the laws of another jurisdiction (other than to the extent such principles or rules are mandatorily applicable).

(b)Submission to Jurisdiction.  EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN NEW YORK, NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.  EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, OR WITH RESPECT TO ANY SUCH ACTION OR PROCEEDING, SHALL BE HEARD AND DETERMINED IN SUCH STATE OR FEDERAL COURTS, AND THAT SUCH JURISDICTION OF SUCH COURTS WITH RESPECT THERETO SHALL BE EXCLUSIVE, EXCEPT SOLELY TO THE EXTENT THAT ALL SUCH COURTS SHALL LAWFULLY DECLINE TO EXERCISE SUCH JURISDICTION.  EACH PARTY HEREBY WAIVES, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT IT IS NOT SUBJECT TO SUCH JURISDICTION.  EACH PARTY HEREBY WAIVES, AND AGREES NOT TO ASSERT, TO THE MAXIMUM EXTENT PERMITTED BY LAW, AS A DEFENSE IN

ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT OR IN RESPECT OF ANY SUCH TRANSACTION, THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS.  EACH PARTY CONSENTS TO AND GRANTS ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES IN CONNECTION WITH, AND OVER THE SUBJECT MATTER OF, ANY SUCH DISPUTE AND AGREES, TO THE MAXIMUM EXTENT PERMITTED BY LAW, THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11 OF THIS AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c)Waiver of Jury Trial.  EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH SUCH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

(d)Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction, such holding shall not affect the validity or enforceability of the remainder of this Agreement in such jurisdiction or the validity or enforceability of this Agreement, including such provision, in any other jurisdiction, and such provision shall be interpreted, revised or applied in a manner that renders it valid and enforceable to the fullest extent possible.

(e)Equitable Remedies.  The parties hereto agree that money damages or other remedies at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that, in addition to all other remedies available to them, each of them shall be entitled to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including without limitation specific performance, without bond or other security being required and without the necessity of showing actual damages or that monetary damages are an inadequate remedy. Nothing contained herein shall be construed as prohibiting either party hereto from pursuing any other remedies available to it for any such breach, violation or default or threatened breach, violation or default.

Entire Agreement; Amendment and Waiver

.

(a)Entire Agreement.  This Agreement (together with the other Loan Documents) constitutes the entire agreement and understanding of the parties hereto with respect to the matters referred to herein and supersede all prior agreements, understandings or representations, written or oral, among the parties with respect to such matters.  In the event of any conflict between this Agreement and the Note, the terms and conditions of the Note shall govern.

(b)Amendment and Waiver.  Except as otherwise provided herein, no amendment, alteration or modification of this Agreement or waiver of any provision of this Agreement shall be effective against the Company or POLAR unless and until such amendment, alteration, modification or waiver has been approved in writing by the Company and POLAR.

(c)Delays or Omissions.  No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Successors and Assigns; No Third Party Beneficiaries.

(a)Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the successors, permitted assigns and transferees of the parties hereto.  This Agreement may not be assigned by the Company without the express prior written consent of POLAR, and any attempted assignment, without such consent, will be null and void.  Except as otherwise provided herein, POLAR may assign this Agreement or its rights and obligations hereunder to any transferee of the Note held by POLAR.

(b)No Third-Party Beneficiaries.  Except as expressly set forth herein (including with respect to the POLAR Indemnified Parties), nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, benefits, remedies, obligations or liabilities under or by reason of this Agreement.

Confidentiality

.  POLAR agrees that it will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor the Loan) any Confidential Information obtained from the Company pursuant to the terms of this Agreement unless such Confidential Information:  (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 16 by POLAR), (ii) is or has been independently developed or conceived by POLAR without use of the Company’s Confidential Information, or (iii) is or has been made known or disclosed to POLAR by a third party who, to the best knowledge of POLAR, is not in breach of any obligation of confidentiality such third party may have to the Company; provided, however, that POLAR may disclose Confidential Information (A) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with the Loan, the Loan Documents or any related matter; (B) to any prospective purchaser of the Note from POLAR, if such prospective purchaser agrees to be bound by the provisions of this Section 16; (C) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned Subsidiary of POLAR in the ordinary course of business, provided that POLAR informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (D) as may otherwise be required by applicable law, legal requirement, regulation or regulatory request, provided that, to the extent permitted by law, POLAR promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

Headings

.  The headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Counterparts

.  This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

POLAR MULTI-STRATEGY MASTER FUND By:/s/ Herman Gill / Ryan Hickey Name: Herman Gill / Ryan Hickey Title: CFO / Senior Legal Counsel

Address for notices:

Polar Multi-Strategy Master Fund

c/o Polar Asset Management Partners Inc.

401 Bay Street, Suite 1900, PO Box 19

Toronto, ON M5H 2Y4

Attention: Carlo Perri; Pouya Minazad; Legal

Email: cperri@polaramp.com; pminazad@polaramp.com; legal@polaramp.com

PRESIDIO PROPERTY TRUST, INC. By:/s/ Jack K. Heilbron Name: Jack K. Heilbron Title: CEO and President

Address for notices:

Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300

San Diego, CA  92123

Attention: Jack Heilbron
Email: jheilbron@PresidioPT.com

Attention: Ann Nguyen
Email: anguyen@PresidioPT.com